Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 25, 2009, relating to the financial statements of R.R. Donnelley & Sons Company and subsidiaries (the “Company”) (which reports express an unqualified opinion and contain an explanatory paragraph referring to the Company’s adoption of the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this registration statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

November 5, 2009